

07006977

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 16881

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 02/01/06 (MM/DD/YY) AND ENDING 01/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Westminster Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Wall Street
(No. and Street)

New York (City) NY (State) 10005 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Charles Carlson (212) 878-6500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Marcum & Kliegman, LLP
(Name – *if individual, state last, first, middle name*)

655 Third Avenue (Address) New York (City) NY (State) 10017 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Charles Carlson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Westminster Securities Corporation, as of January 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Marika Xirouhakis
Notary Public, State of New York
No. 01XI6073212
Qualified in New York County
My Commission Expires 4/15/10

Notary Public



MARIKA XIROUHAKIS
NOTARY
PUBLIC
STATE OF NEW YORK

This report ** contains (check all applicable boxes):

- ■ (a) Facing Page.
- ■ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WESTMINSTER SECURITIES CORPORATION

STATEMENT OF FINANCIAL CONDITION

January 31, 2007

WESTMINSTER SECURITIES CORPORATION

CONTENTS

Marcum & Kliegman LLP
Certified Public Accountants & Consultants
A Limited Liability Partnership Consisting of Professional Corporations

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of
Westminster Securities Corporation

We have audited the accompanying statement of financial condition of Westminster Securities Corporation (the "Company") as of January 31, 2007 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Westminster Securities Corporation as of January 31, 2007 in conformity with accounting principles generally accepted in the United States of America.

Marcum & Kliegman LLP

New York, New York
May 11, 2007

655 Third Avenue • 16th Floor • New York, NY 10017 • Tel 212-981-3000 • Fax 212-981-3001
Melville New York Greenwich Grand Cayman
www.mkllp.com

WESTMINSTER SECURITIES CORPORATION

STATEMENT OF FINANCIAL CONDITION

January 31, 2007

ASSETS

Cash and cash equivalents	$ 221,098	
Securities owned:		
Marketable, at market value	883,292	
Non-marketable, at fair value	673,497	
Due from clearing broker	767,653	
Due from floor broker	16,948	
Prepaid expenses and other assets	254,888	
Secured demand notes	1,400,000	
Property and equipment, net	149,992	
Due from brokers	298,782	
Security deposit	116,515	
TOTAL ASSETS		$ 4,782,665

The accompanying notes are an integral part of this financial statement.

WESTMINSTER SECURITIES CORPORATION

STATEMENT OF FINANCIAL CONDITION

January 31, 2007

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES		
Securities sold, not yet purchased, at market value	$ 55,355	
Accounts payable and accrued expenses	1,227,975	
Deferred tax liability	30,700	
Due to brokers	200,505	
TOTAL LIABILITIES		$ 1,514,535
SUBORDINATED BORROWINGS		1,900,000
COMMITMENTS AND CONTINGENCIES		
STOCKHOLDERS' EQUITY		
Common stock, class "A" voting, $1.00 par value; 1,000 shares authorized; 751 shares issued and outstanding	751	
Common stock, class "B" non-voting $2.00 par value; 1,000 shares authorized; issued and outstanding - none	--	
Additional paid-in capital	435,189	
Retained earnings	932,190	
TOTAL STOCKHOLDERS' EQUITY		1,368,130
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY		$ 4,782,665

The accompanying notes are an integral part of this financial statement.

NOTE 1 - Organization and Nature of Operations

Nature of Business
Westminster Securities Corporation (the "Company") is a registered broker and dealer in securities under the Securities Exchange Act of 1934, and is a member of the National Association of Securities Dealers, Inc. ("NASD") and the New York Stock Exchange ("NYSE").

The Company is a full-service, retail-oriented brokerage firm, specializing in the trading and sale of primarily equity securities as well as proprietary trading for its own account and provides corporate finance and investment banking services to corporations and businesses. The Company is an introducing broker and clears all transactions through a clearing organization on a fully disclosed basis. Accordingly, the Company is exempt from rule 15c3-3 of the Securities and Exchange Act of 1934. The Company has offices in New York, Georgia, Missouri and Florida.

NOTE 2 - Summary of Significant Accounting Policies

Cash Equivalents
For purposes of the statement of cash flows, the Company considers all short-term investments with maturity of three months or less when purchased to be cash equivalents.

Valuation of Securities Owned - Marketable and Non-Marketable
Marketable securities which consist of publicly traded unrestricted common stock are valued at the closing price on the valuation date.

Non-marketable securities consist of restricted common stock in publicly held companies and non-tradable warrants exercisable into common stock of public companies. These non-marketable securities are carried at fair value as determined in good faith by management.

The Company determines fair value of restricted common stock in publicly held companies and non-tradable warrants exercisable into common stock of public companies based upon the market price of the related unrestricted common stock, adjusted for discounts relating to various degrees of trading restrictions.

Due to the uncertainty inherent in the valuation process, such estimates of fair value may differ significantly from the values that would have been used had a ready market for the securities existed, and the differences could be material. Additionally, changes in the market environment and other events that may occur over the life of the non-marketable securities may cause the gains or losses ultimately realized on these investments to be different from the fair values currently assigned.

NOTE 2 - Summary of Significant Accounting Policies, continued

Securities Transactions
Proprietary securities transactions, commission revenue and commission expense are recorded on a trade-date basis.

Property and Equipment
Property and equipment is stated at cost.

Income Taxes
Effective February 1, 2006, the Company has elected to be treated as an "S" corporation under the Internal Revenue Code for federal and state income tax purposes, whereby the Company's earnings are included in the income tax return of the stockholders who file their separate income tax returns. The Company is subject to local corporate income taxes.

The Company recognizes deferred tax assets and liabilities based on the differences between the financial statement carrying amounts and tax bases of assets and liabilities using enacted tax rates in effect in the years in which the difference are expected to reverse. A valuation allowance related to deferred tax assets is recorded when it is more likely than not that some or the entire deferred tax assets amount will not be realized.

Use of Estimates in the Financial Statements
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Concentrations of Credit Risk
The Company is engaged in trading a broad range of securities brokerage and investment services to primarily retail customers, as well as corporate finance and investment banking services to corporations and businesses. Counter-parties to the Company's business activities include broker-dealers, clearing organizations, banks and other financial institutions. The Company uses a clearing broker to process transactions and maintain customer accounts on a fee basis for the Company. The Company permits the clearing broker to extend credit to their customers secured by cash and securities in the customer's account.

NOTE 2 - Summary of Significant Accounting Policies, continued

Concentrations of Credit Risk, continued
The Company's exposure to credit risk associated with the non-performance by their customers and counter parties in fulfilling their contractual obligations can be directly impacted by volatile or illiquid trading markets, which may impair the ability of customers and counter parties to satisfy their obligations to the Company. The Company has agreed to indemnify the clearing broker for losses it incurs while extending credit to the Company's customers. It is the Company's policy to review, as necessary, the credit standing of their customers and each counter party. Amounts due from customers that are considered uncollectible are charged back to the Company by the clearing broker when such amounts become determinable. At January 31, 2007, there are no amounts due from customers included in the accompanying statement of financial condition.

Securities sold, but not yet purchased commit the Company to deliver specified securities at predetermined prices. The transactions may result in market risk since, to satisfy the obligation, the Company must acquire the securities at market prices, which may exceed the values reflected on the statement of financial condition.

The Company's activities can include the purchase and sale of stock options and warrants. Stock options and warrants give the buyer the right to purchase or sell securities at a specific price until a specified expiration date. These financial instruments are used to conduct trading activities and manage market risk. The Company may receive warrants or purchase options as part of its investment banking activities.

The Company maintains cash with major financial institutions. Cash is insured by the Federal Deposit Insurance Corporation ("FDIC") up to $100,000 at each institution. The Company controls risk by maintaining accounts with large, reputable financial institutions. At times, such amounts may exceed FDIC limits. At January 31, 2007, the Company had balances in excess of FDIC limits

NOTE 3 - Due from Clearing Broker and Clearing Agreement

At January 31, 2007, amounts due from the clearing broker of $767,653, includes fees and commissions. The Company's clearing agreement can be canceled in 90 days by written notice from either party.

NOTE 4 - Secured Demand Notes and Subordinated Borrowings

At January 31, 2007, the Company had $1,900,000 of subordinated borrowings, of which $1,400,000 are collateralized by secured demand notes with underlying security of cash and state municipal bonds in the amounts of approximately $1,380,000 and $123,000, respectively. These subordinated borrowings and secured demand notes are approved by the NYSE. The subordinated borrowings are payable to two stockholders and a broker of the Company. These notes bear interest at 6% per annum and are due as follows; $200,000 due on May 1, 2008, $300,000 on July 1, 2008, $400,000 on July 15, 2008, $300,000 on September 5, 2008, $200,000 due on April 15, 2008, and $500,000 due on April 9, 2009.

These subordinated loans have automatic renewal clauses to extend the maturity dates for additional one-year periods. The Company has agreed to pay interest on the subordinated borrowings at 6% per annum on the ending monthly balance of the collateral for the secured demand notes. At January 31, 2007, accrued interest on subordinated borrowings was $32,925.

The secured demand notes were available to compute net capital under the Securities and Exchange Commission ("SEC") Uniform Net Capital Rule ("SEC rule 15c3-1"). The borrowings are subordinated to the claims of the present and future general creditors of the Company and cannot be repaid where such repayment will cause the Company to fail to meet its minimum net capital requirements in accordance with SEC rule 15c3-1.

NOTE 5 - Securities Owned and Sold, Not Yet Purchased

Securities owned and sold, not yet purchased at January 31, 2007, consist of trading and investment securities, as follows:

	Owned	Sold, Not Yet Purchased
Corporate stocks	$883,292	$55,355

Non-marketable securities at January 31, 2007 are as follows:

Restricted common stock in public companies	$234,833
Non-tradable warrants to purchase common stock in public companies	438,664
	$673,497

NOTE 6 - Property and Equipment

Property and equipment at January 31, 2007 consisted of the following:

	Amount	Estimated Useful Lives
Computer and office equipment	$472,606	3-5 years
Furniture and fixtures	103,719	7 years
Computer software	9,216	3 years
Leasehold improvements	120,135	Life of lease
	705,676	
Less: accumulated depreciation and amortization	555,684	
Property and Equipment, Net	$149,992	

NOTE 7 - Stockholders' Equity

In September of 2006, a stockholder made a capital contribution to the Company of $250,000. This amount is recorded as additional paid in capital during the fiscal year ended January 31, 2007.

NOTE 8- Income Taxes

Deferred tax liability at January 31, 2007 consists of the following:

	Amount
Deferred tax liability:	
Non-tradable warrants	$(30,700)

NOTE 9 - Commitments and Contingencies

Lease Commitments

The Company has a non-cancelable lease for its New York corporate office, which expires in August 2012. The lease agreement includes provisions requiring the Company to pay its proportionate shares of utilities, operating costs and real estate taxes. In addition, during the year, the Company entered into a 65 month non-cancelable lease for its Atlanta office, which expires in 2013. Rent expense under these leases for the year ended January 31, 2007 was approximately $462,000. Future minimum annual rentals under the above non-cancelable operating leases as of January 31, 2007 are as follows:

For the Year Ending January 31,	Total
2008	$ 343,314
2009	389,559
2010	392,285
2011	395,099
2012	304,633
Thereafter	30,104
Total	$1,854,994

Letter of Credit

In connection with the lease for its corporate office, the Company is required to maintain a standby letter of credit of approximately $115,000 for the purpose of collateralizing future lease payments. The letter of credit is collateralized by a certificate of deposit of $116,515 included as a security deposit in the accompanying statement of financial condition.

Legal Matters

In the normal course of the Company's business, the Company is involved in claims, lawsuits and arbitrations brought by its customers and former employees. It is the opinion of management, based upon its evaluation of each of these matters, that the resolution of all claims presently pending would not have a material adverse effect on the financial condition of the Company.

The Company is named, along with numerous others in three separate lawsuits. These complaints include charges of violations of Securities Laws and other charges. In one of the matters the Company has filed an answer and has raised cross-claims against other defendants. In two of the complaints, discovery has been stayed pending the outcome of motions to dismiss. Aggregate damages sought, against all parties, in all three matters

NOTE 9 - Commitments and Contingencies, continued

Legal Matters, continued
exceed $2 billion. Notwithstanding the aggregate damages sought from the numerous defendants, there has been no specific amounts identified with respect to the Company and therefore the Company cannot reasonably estimate its range of loss with respect to such matters. Although the ultimate outcome of these matters cannot be determined at this time, the Company believes the claims are without merit and are vigorously defending these actions.

NOTE 10 - 401(k) Plan

The Company has a defined contribution 401(k) plan (the "Plan"). The Plan covers all employees who are 21 years of age and have 6 months of prior service with the Company. Those eligible employees may defer part of their compensation up to the maximum allowable by the Internal Revenue Code.

The Company is not required to match any employee contributions, but may do so at its discretion. There was no matching contribution by the Company for the year ended January 31, 2007.

NOTE 11 - Net Capital Requirements

The Company is subject to SEC rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At January 31, 2007, the Company's net capital amounted to $1,660,306, which was $1,416,306 in excess of its required net capital of $244,000. The Company's aggregate indebtedness to net capital ratio was .86 to 1 at January 31, 2007

END